EXHIBIT 21.1

ADVECO GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiaries	Jurisdiction of Incorporation or Organization

SunnyTaste Group Inc.	British Virgin Islands

SunnyTaste International Development Co., Limited.	British Virgin Islands

SunnyTaste (Hong Kong) Co. Limited	Hong Kong

Zhanyu (Hubei) Agricultural Development Co., Limited.	People’s Republic of China

Hubei Chenyuhui Agricultural Science &Technology Co. Limited.	People’s Republic of China